

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2017

Via E-mail
Oh-Joon Kwon
Chief Executive Officer
POSCO
POSCO Center, 440 Teheran-ro, Gangnam-gu
Seoul, Korea 06194

> **Re: POSCO**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 1-13368**

Dear Mr. Kwon:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. You stated in your letter to us dated October 17, 2014 that you sold products into Syria, which is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about any contacts with Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria since the referenced letter, whether through subsidiaries, joint ventures or other direct or indirect arrangements. You should describe any goods, technology, services or funds you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of that country or entities it controls.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance